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2350 N Sam Houston Pkwy E
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www.swn.com

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES EXPLORATION PROGRAM
IN NEW BRUNSWICK, CANADA

Company Wins Bids on Approximately 2.5 Million Acres to Explore for New Hydrocarbon Basins

Houston, Texas – March 28, 2010...Southwestern Energy Company (NYSE: SWN) announced that the Department of Natural Resources of the Province of New Brunswick, Canada has accepted the company's bids for exclusive licenses to search and conduct an exploration program covering over 1,018,000 hectares (2,519,000 acres) in the province in order to test new hydrocarbon basins. The company's winning bids require it to make investments of approximately $47 million USD over the next three years. The three-year exploration program represents the company's first venture outside of the United States.

"While the Maritimes Basin has been recognized for years, we have identified a large area which we believe is prospective for oil and natural gas. There is a significant amount of data yet to be collected in order to confirm its economic merit, but if our testing yields positive results, we expect that our activity in the area could increase substantially over the next several years. This could be the beginning of an exciting new chapter in our company's history," stated Steve Mueller, President and Chief Executive Officer of Southwestern Energy.

"This tender call was the largest ever issued in New Brunswick by land mass and has generated the highest bid ever received for exploration rights in our province," said Natural Resources Minister Wally Stiles. "It is indicative of the strong level of interest in oil and natural gas exploration that we are currently experiencing in our province, and we are pleased to welcome Southwestern Energy to our province."

Southwestern Energy Company is an integrated company whose wholly-owned subsidiaries are engaged in oil and gas exploration and production, natural gas gathering and marketing. Additional information on the company can be found on the Internet at http://www.swn.com.

Contacts: **Greg D. Kerley**   **Brad D. Sylvester, CFA**
            Executive Vice President   **Vice President, Investor Relations**
            and Chief Financial Officer   **(281) 618-4897**
            (281) 618-4803

All statements, other than historical financial information, may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All

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